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                      SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549





                               SCHEDULE 13G


                Under the Securities Exchange Act of 1934

                             (Amendment No. 2) *



                       Cooperative Bankshares, Inc.
             --------------------------------------------------
                             (Name of Issuer)


                                Common Stock
             --------------------------------------------------
                       (Title of Class of Securities)


                              216844100
                         --------------------
                            (CUSIP Number)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 216844100               13G          Page 2 of 11 Pages

1.   NAME OF REPORTING PERSON:
     Cooperative Bank for Savings, Inc., SSB
     Employee Stock Ownership - 401(k) Savings Plan

     SSN OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
        (a)  [ X ]
        (b)  [   ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Commonwealth of Kentucky

NUMBER OF       5.    SOLE VOTING POWER               0
SHARES
BENEFICIALLY    6.    SHARED VOTING POWER        82,270
OWNED BY
EACH            7.    SOLE DISPOSITIVE POWER:         0
REPORTING
PERSON WITH     8.    SHARED DISPOSITIVE POWER:  82,270

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:
     82,270

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
     SHARES:  [   ]


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  5.5%


12.  TYPE OF REPORTING PERSON: EP
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CUSIP No. 216844100               13G          Page 3 of 11 Pages


1.   NAME OF REPORTING PERSON:
     Daniel W. Eller

     SSN OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

NUMBER OF       5.    SOLE VOTING POWER          19,304
SHARES
BENEFICIALLY    6.    SHARED VOTING POWER        79,870
OWNED BY
EACH            7.    SOLE DISPOSITIVE POWER:    19,304
REPORTING
PERSON WITH     8.    SHARED DISPOSITIVE POWER:  79,870

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:
     99,174

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:  [   ]



11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  6.6%



12.  TYPE OF REPORTING PERSON:  IN

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CUSIP No. 216844100               13G          Page 4 of 11 Pages


1.   NAME OF REPORTING PERSON:
     Eric R. Gray

     SSN OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

NUMBER OF       5.    SOLE VOTING POWER         19,563
SHARES
BENEFICIALLY    6.    SHARED VOTING POWER       79,738
OWNED BY
EACH            7.    SOLE DISPOSITIVE POWER    19,563
REPORTING
PERSON WITH     8.    SHARED DISPOSITIVE POWER  79,738

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:
     99,301


10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:  [   ]



11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 6.6%



12.  TYPE OF REPORTING PERSON: IN
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CUSIP No. 216844100               13G          Page 5 of 11 Pages


1.   NAME OF REPORTING PERSON:
     Edward E. Maready


     SSN OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

NUMBER OF       5.    SOLE VOTING POWER         20,952
SHARES
BENEFICIALLY    6.    SHARED VOTING POWER       79,629
OWNED BY
EACH            7.    SOLE DISPOSITIVE POWER    20,952
REPORTING
PERSON WITH     8.    SHARED DISPOSITIVE POWER  79,629

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:
     100,581


10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:  [   ]



11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 6.7%



12.  TYPE OF REPORTING PERSON: IN
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CUSIP No. 216844100               13G          Page 6 of 11 Pages


1.   NAME OF REPORTING PERSON:
     Frederick Willetts, III

     SSN OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

NUMBER OF       5.    SOLE VOTING POWER         61,376
SHARES
BENEFICIALLY    6.    SHARED VOTING POWER       77,202
OWNED BY
EACH            7.    SOLE DISPOSITIVE POWER    61,376
REPORTING
PERSON WITH     8.    SHARED DISPOSITIVE POWER  77,202

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:
     138,578


10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:  [   ]



11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 9.2%



12.  TYPE OF REPORTING PERSON: IN
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CUSIP No. 216844100               13G          Page 7 of 11 Pages


1.   NAME OF REPORTING PERSON:
     Otto C. Burrell, Jr.


     SSN OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

NUMBER OF       5.    SOLE VOTING POWER          6,711
SHARES
BENEFICIALLY    6.    SHARED VOTING POWER       81,059
OWNED BY
EACH            7.    SOLE DISPOSITIVE POWER     6,711
REPORTING
PERSON WITH     8.    SHARED DISPOSITIVE POWER  81,059

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:
     87,770


10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:  [   ]



11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 5.8%



12.  TYPE OF REPORTING PERSON: IN
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                                              Page 8 of 11 Pages

ITEM 1(a)  NAME OF ISSUER.
           Cooperative Bankshares, Inc.

ITEM 1(b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.
           201 Market Street
           Wilmington, North Carolina  28401

ITEM 2(a)  NAME OF PERSON(S) FILING.
           Cooperative Bank for Savings, Inc., SSB Employee Stock Ownership - 401(k) Savings Plan ("KSOP"), and the following individuals who serve as trustees of the trust established under the KSOP: Otto C. Burrell, Jr., Daniel W. Eller, Eric R. Gray, Edward E. Maready, and Frederick Willetts, III.

ITEM 2(b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE.
           Same as Item 1(b).

ITEM 2(c)  CITIZENSHIP.
           See Row 4 of the second part of the cover page provided for each reporting person.

ITEM 2(d)  TITLE OF CLASS OF SECURITIES.
           Common Stock, par value $1.00 per share.

ITEM 2(e)  CUSIP NUMBER.
           See the upper left corner of the second part of the cover page provided for each reporting person.

ITEM 3.    CHECK WHETHER THE PERSON FILING IS A:


    (f)    [x]   Employee Benefit Plan, Pension Fund which is
                 subject to the provisions of the Employee
                 Retirement Income Security Act of 1974 or
                 Endowment Fund; see 13d-1(b)(1)(ii)(F),

    (h)    [x]   Group, in accordance with Rule 13d-
                 1(b)(l)(ii)(H).

Item (a) (b) (c) (d) (e) (g) - not applicable.

ITEM 4.  OWNERSHIP.
         (a) Amount Beneficially Owned: See Row 9 of the second part of the cover page provided for each reporting person.

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                                              Page 9 of 11 Pages

         (b) Percent of Class: See Row 11 of the second part of the cover page provided for each reporting person.

         (c) See Rows 5, 6, 7, and 8 of the second part of the cover page provided for each reporting person.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Pursuant to Section 13.7 of the KSOP, Cooperative Bank for Savings, Inc., SSB, acting as the KSOP Committee, has the power to direct the receipt of dividends on shares held in the ESOP trust.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         This Schedule 13G is being filed on behalf of the ESOP identified in
Item 2(a), filing under the Item 3(f) classification, and by each trustee of the trust established pursuant to the ESOP, filing under the Item 3(h) classification. Exhibit A contains a disclosure of the voting and dispositive powers over shares of the issuer held directly by these entities.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.
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                                              Page 10 of 11 Pages

SIGNATURE:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COOPERATIVE BANK FOR SAVINGS, INC., SSB
EMPLOYEE STOCK OWNERSHIP - 401(k) SAVINGS PLAN

By Its Trustees:


     /s/ Otto C. Burrell, Jr.                     January 29, 1997
     __________________________________           ________________
     Otto C. Burrell, Jr., as Trustee             Date

     /s/ Daniel W. Eller                          January 29, 1997
     __________________________________           _______________
     Daniel W. Eller, as Trustee                  Date

     /s/ Eric R. Gray                             January 29, 1997
     __________________________________           ________________
     Eric R. Gray, as Trustee                     Date

     /s/ Edward E. Maready                        January 29, 1997
     __________________________________           ________________
     Edward E. Maready, as Trustee                Date

     /s/ Frederick Willetts, III                  January 29, 1997
     __________________________________           ________________
     Frederick Willetts, III as Trustee           Date

/s/ Otto C. Burrell, Jr.                          January 29, 1997
_________________________________________         _______________
Otto C. Burrell, Jr., as an Individual            Date
  Stockholder

/s/ Daniel W. Eller                               January 29, 1997
_________________________________________         _______________
Daniel W. Eller, as an Individual                 Date
  Stockholder

/s/ Eric R. Gray                                  January 29, 1997
_________________________________________         ________________
Eric R. Gray, as an Individual                    Date
  Stockholder

/s/ Edward R. Maready                             January 29, 1997
_________________________________________         ________________
Edward R. Maready, as an Individual               Date
  Stockholder

/s/ Frederick Willetts, III                       January 29, 1997
_________________________________________         ________________
Frederick Willetts, III, as an Individual         Date
  Stockholder
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                                              Page 11 of 11 Pages

Exhibit A

                Identification of Members of Group
                ----------------------------------

     The trustees of the KSOP hold shares of common stock of the issuer in trust for the benefit of employees participating in the KSOP. Pursuant to
Section 13.6 of the KSOP, (i) the trustees vote common stock allocated to participant accounts in accordance with instructions by participants, and (ii) shares of common stock of the issuer which have not been allocated and allocated stock for which no voting direction has been received shall be voted by the trustee in the manner directed by the issuer, in its capacity as the KSOP Committee. Pursuant to Section 13.3 of the KSOP, the trustees exercise investment direction as directed by the issuer, in its capacity as the KSOP Committee. Overall, the KSOP's trustees must exercise voting and dispositive power with respect to the assets, including common stock of the issuer, held by the KSOP pursuant to the fiduciary responsibility requirements imposed by
Section 404 of the Employee Retirement Income Security Act of 1974, as amended.